SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 1)*


                         Angiotech Pharmaceuticals, Inc.
             -------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, no par value
             -------------------------------------------------------
                         (Title of Class of Securities)


                                    034918102
             -------------------------------------------------------
                                 (CUSIP Number)


                        West Coast Asset Management, Inc.
                             1205 Coast Village Road
                           Montecito, California 93108
                           Attention: R. Atticus Lowe
                            Telephone: (805) 653-5333

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 11, 2008
                                December 17, 2008
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                                Page 1 of 8 pages

CUSIP No.:  034918102

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     West Coast Asset Management, Inc.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California

NUMBER OF                        7        SOLE VOTING POWER   -  0
SHARES
BENEFICIALLY                     8        SHARED VOTING POWER   -  7,517,628
OWNED BY
EACH                             9        SOLE DISPOSITIVE POWER   -  0
REPORTING
PERSON WITH                      10       SHARED DISPOSITIVE POWER  -  7,517,628

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,517,628

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.8%

14   TYPE OF REPORTING PERSON

     IA

                                Page 2 of 8 pages

CUSIP No.:  034918102

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     R. Atticus Lowe

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF                        7        SOLE VOTING POWER   -  0
SHARES
BENEFICIALLY                     8        SHARED VOTING POWER   -  7,517,628
OWNED BY
EACH                             9        SOLE DISPOSITIVE POWER   -  0
REPORTING
PERSON WITH                      10       SHARED DISPOSITIVE POWER  -  7,517,628

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,517,628

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.8%

14   TYPE OF REPORTING PERSON

     HC

                                Page 3 of 8 pages

CUSIP No.:  034918102

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Lance W. Helfert

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF                        7        SOLE VOTING POWER   -  0
SHARES
BENEFICIALLY                     8        SHARED VOTING POWER   -  7,517,628
OWNED BY
EACH                             9        SOLE DISPOSITIVE POWER   -  0
REPORTING
PERSON WITH                      10       SHARED DISPOSITIVE POWER  -  7,517,628

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,517,628

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.8%

14   TYPE OF REPORTING PERSON

     HC

                                Page 4 of 8 pages

CUSIP No.:  034918102

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Paul J. Orfalea

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF                        7        SOLE VOTING POWER   -  0
SHARES
BENEFICIALLY                     8        SHARED VOTING POWER   -  7,517,628
OWNED BY
EACH                             9        SOLE DISPOSITIVE POWER   -  0
REPORTING
PERSON WITH                      10       SHARED DISPOSITIVE POWER  -  7,517,628

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,517,628

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.8%

14   TYPE OF REPORTING PERSON

     HC

                                Page 5 of 8 pages

                                EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") is being filed with respect to the beneficial ownership of common stock, no par value (the "Common Stock"), of Angiotech Pharmaceuticals, Inc. (the "Company" or the "Issuer"). This Amendment No. 1 amends and restates in its entirety Item 5 of the Schedule 13D filed by (1) West Coast Asset Management, Inc., a California corporation (the "Investment Manager"); (2) R. Atticus Lowe, a United States Citizen ("Lowe"); (3) Lance W. Helfert, a United States Citizen ("Helfert"); and
(4) Paul J. Orfalea, a United States Citizen ("Orfalea", and together with Lowe and Helfert, the "Principals," and together with the Investment Manager, the "Reporting Persons").

ITEM 5.  Interest in Securities of the Issuer.

         (a) As of December 11, 2008, the Accounts directly own 10,184,651 shares of Common Stock representing 12.0% of all of the outstanding shares of Common Stock. As of December 17, 2008, the Accounts directly own 7,517,628 shares of Common Stock representing 8.8% of all of the outstanding shares of Common Stock. The Investment Manager and the Principals may be deemed to share (with each other and not with any third party) voting and/or dispositive power with respect to such shares, and disclaim beneficial ownership of such shares. The percentages set forth in this response are based on the 85,121,983 shares of Common Stock outstanding as of November 5, 2008, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008.

         (b) The Investment Manager and the Principals may be deemed to share power (with each other and not with any third party) to vote or direct the vote of and to dispose or direct the disposition of the 7,517,628 shares of Common Stock held by the Accounts.

         (c) The Investment Manager engaged in the following transactions on the open market (except as indicated below) in the ordinary course of business with respect to the Issuer's Common Stock:

                                          Weighted Average       Type of
             Trade Date     # of Shares    Price Per Share      Transaction
             ----------     -----------    ---------------      -----------
                10/16/08       43,900               (1)                  (1)
                10/20/08      111,400               (1)                  (1)
                10/20/08      160,000        $0.3473             Purchase(2)
                11/17/08       96,350               (1)                  (1)
                11/17/08       54,700               (1)                  (1)
                11/24/08       39,575               (1)                  (1)
               12/4/2008      418,200               (1)                  (1)
              12/11/2008       20,123               (1)                  (1)
              12/11/2008      251,102        $0.1686             Sale    (2)
              12/12/2008      201,769        $0.1681             Sale    (2)
              12/15/2008    1,451,159        $0.1702             Sale    (2)
              12/16/2008       79,400        $0.1467             Purchase(2)
              12/16/2008      494,758        $0.1517             Sale    (2)
              12/17/2008       73,000        $0.1663             Purchase(2)
              12/17/2008      671,737        $0.1521             Sale    (2)

-----------------------

(1) Such shares were sold or transferred out of the Accounts at the direction of one or more clients that are not affiliated with the Reporting Persons.
(2) Such shares were purchased or sold out of the Accounts at the direction of one or more clients that are affiliated with the Reporting Persons. The majority of the sales were for tax purposes.

                                Page 6 of 8 pages

         Other than the foregoing, no transactions in the Common Stock have been effected by the Reporting Persons in the last sixty (60) days.

         (d)      Not applicable.

         (e)      Not applicable.



                                Page 7 of 8 pages

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this Statement is true, complete and correct.

Dated:  December 18, 2008

                                       WEST COAST ASSET MANAGEMENT, INC.
                                       R. ATTICUS LOWE
                                       LANCE W. HELFERT
                                       PAUL J. ORFALEA

                                       By: /s/ Linda Schuman
                                           -------------------------------------
                                           Name:  Linda Schuman
                                           Title: Chief Compliance Officer of
                                                  the Investment Manager and
                                                  Attorney-in-fact for each of
                                                  the Principals




                                Page 8 of 8 pages